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| Year 2019 ⌄ | | | Show Tagged Snapshots |

Snapshot @ Thu, March 21, 2019, 7:38 am

Date	Time	Size	Tags
21st March	7:38 am	20.58 MB	--
20th March	7:37 am	20.58 MB	--
19th March	7:37 am	20.58 MB	--
18th March	7:35 am	20.58 MB	--
17th March	7:35 am	20.58 MB	--
16th March	7:34 am	20.58 MB	--
15th March	7:33 am	20.58 MB	--
14th March	7:33 am	20.58 MB	--
13th March	7:33 am	20.58 MB	--
13th March	7:32 am	20.58 MB	--
12th March	7:31 am	20.58 MB	--
11th March	7:31 am	20.58 MB	--
10th March	7:31 am	20.58 MB	--
9th March	6:30 am	20.58 MB	--
8th March	6:29 am	20.58 MB	--
7th March	6:28 am	20.58 MB	--
3rd March	6:19 am	20.58 MB	--
2nd March	10:56 am	20.58 MB	--
1st March	10:54 am	20.58 MB	--
27th February	9:40 am	20.58 MB	--
26th February	9:39 am	20.58 MB	--

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WordPress Ver.		5.0.4	
Database Rev.		43764	
TinyMCE Ver.		4.800 (4800-20180716)	
Language		en_US	

	Posts	Comments	Users
Total:	68	3	1

	Files	DB	Snaps
Size:	69 MB	2 MB	20.58 MB

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